(Reference Translation)

May 11, 2011

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on May 11, 2011, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to propose an agenda asking for authorization to distribute dividends from surplus, with record date dated March 31, 2011, at the 107th Ordinary General Shareholders’ Meeting to be held on June 17, 2011.  In relation to the above, we hereby inform you of the following:

1.  Details of dividends
	Amount to be proposed as Year-end dividend for FY 2011	Most recent dividend forecast	Year-end dividend paid for FY 2010
Record Date	March 31, 2011	March 31, 2011	March 31, 2010
Dividend per share	30.00 yen	Not reported	25.00 yen
Total amount of dividends	94,071 million yen	-	78,400 million yen
Effective date	June 20, 2011	-	June 25, 2010
Source of dividends	Retained earnings	-	Retained earnings

2.  Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies and will strive to continue to pay stable dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, TMC plans to propose a year-end dividend of 30 yen per share, and an annual dividend of 50 yen per share, combined with the interim dividend of 20 yen per share.

[Reference]
Details of Dividends through the fiscal year
	Dividend per share (yen)
Record date	End of interim period	End of fiscal period	Total
Dividends for FY2011 (ended March 31, 2011)	20.00	30.00(plan)	50.00(plan)
Dividends for FY2010 (ended March 31, 2010)	20.00	25.00	45.00